February 25, 2011

VIA EDGAR CORRESPONDENCE

Mr. Kieran G. Brown
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC

Re:	Global X Funds (“Trust”), SEC File Nos. 333-151713 and 811-22209

Dear Brown,

We are writing in response to oral comments you provided to Daphne Chisolm on January 31, 2011 with respect to the registration statement (the “Registration Statement”) filed by the Trust on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (“1940 Act”).  On behalf of the Trust, we have set out below the SEC staff’s comment on the Registration Statement, along with the Trust’s responses to those comments.

Prospectus

Fees and Expenses

1.	Comment: Please change footnote to fee table to comply with requirements of Form N-1A.

Response: We have revised the disclosure consistent with this comment.

Principal Investment Strategies

2.	Comment: Please confirm that the Fund is in compliance with Rule 35d-1 under the 1940 Act.

P – (704) 806-2387  F – (704) 246-7138  E – daphne@dtchisolmlaw.com W – www.dtchisolmlaw.com

Mr. Kieran G. Brown Securities and Exchange Commission February 25, 2011 Page 2

Response: We believe that the Fund is in compliance with Rule 35d-1.

3.
Comment:   The Adviser states that it “expects that, over time, the correlation between the Fund’s performance and that of the Underlying Index, before fees and expenses, will exceed 90%.” Please explain why the Adviser does not expect a higher correlation.

Response: We have revised the disclosure to “expects that, over time, the correlation between the Fund’s performance and that of the Underlying Index, before fees and expenses, will exceed 95%.”

Tax Information

4.
Comment:  The Prospectus states: “For more information regarding the tax consequences that may be associated with investing in the Fund, please refer to the Taxes section of the Prospectus.”  Please add a hyperlink.

Response:  The Prospectus no longer includes this statement and accordingly, we have not added a hyperlink.

Fund Management

5.	Comment: Please state (i) how long the Adviser has been in business, and (ii) what services the Adviser is performing for the Fund.

Response: We have revised the disclosure consistent with this comment.

Determination of Net Asset Value

6.
Comment:  The Prospectus states that “[t]he Fund calculates its NAV generally once daily Monday through Friday generally as of the regularly scheduled close of business of the New York Stock Exchange (“NYSE”) (normally 4:00 p.m. Eastern time) on each day that the NYSE, the Exchange and the Fund’s custodian are open for business.”

Please revise to state that NAV calculations will take place “on each day that the NYSE is open for business.”

P – (704) 806-2387  F – (704) 246-7138  E – daphne@dtchisolmlaw.com W – www.dtchisolmlaw.com

Mr. Kieran G. Brown Securities and Exchange Commission February 25, 2011 Page 3

Response:  We have revised the disclosure consistent with this comment.

Back Page

7.	Comment: Please disclose that information about the Fund and “its investments” can be found in the annual and semi-annual reports.

Response:  We have revised the disclosure consistent with this comment.

8.	Comment: Please confirm that “1-888-GXFund-1” is a toll free number.

Response:  We have confirmed that the number is toll free.

9.	Comment: Please add the last four digits of the SEC’s zip code.

Response:  We have revised the disclosure consistent with this comment.

Statement of Additional Information

Cover Page

10.	Comment: Add exchange ticker symbol.

Response:  We have revised the disclosure consistent with this comment.

Investments Restrictions

11.	Comment: Please disclose the applicable 1940 Act investment limitations.

Response:  We have revised the disclosure consistent with this comment.

P – (704) 806-2387  F – (704) 246-7138  E – daphne@dtchisolmlaw.com W – www.dtchisolmlaw.com

Mr. Kieran G. Brown Securities and Exchange Commission February 25, 2011 Page 4

Management of the Trust

12.	Comment: In the chart, please add a parenthetical that describes the principal business of the trustees.

Response:  We have revised the disclosure consistent with this comment.

Corporate Governance, Nomination and Compensation Committee.

13.
Comment:  Please state whether the Corporate Governance, Nomination and Compensation Committee will consider nominees recommended by security holders and, if so, describe the procedures to be followed by security holders in submitting recommendations.

Response:  We have revised the disclosure consistent with this comment.

Trustee Ownership of Shares

14.	Comment: Please state whether the Officers and Trustees of the Trust, in the aggregate, own less than 1% of the Shares of the Fund.

Response:  We have revised the disclosure consistent with this comment.

Proxy Voting

15.	Comment: Please disclose more details on Adviser’s policies and procedures.

Response:  We have revised the disclosure consistent with this comment.

*                      *                      *

P – (704) 806-2387  F – (704) 246-7138  E – daphne@dtchisolmlaw.com W – www.dtchisolmlaw.com

Mr. Kieran G. Brown Securities and Exchange Commission February 25, 2011 Page 5

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 The Trust has included disclosure in accordance with the foregoing response in a post-effective amendment to the Trust’s Registration Statement, which the Trust filed via EDGAR today.  Please feel free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
Law Offices of DT Chisolm, PC

P – (704) 806-2387  F – (704) 246-7138  E – daphne@dtchisolmlaw.com W – www.dtchisolmlaw.com